April 30, 2009 Mr. Larry Spirgel Assistant Director United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	136 W. CANON PERDIDO STREET SANTA BARBARA, CALIFORNIA 93101 DIRECT: + 1 805 690 4000 FAX: + 805 690 4200 WWW.CALLLWAVE.COM NASDAQ CALL

RE:	CallWave, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed September 26, 2008
Form 10-K/A for the Fiscal Year Ended June 30, 2008
Filed October 22, 2008
File No. 0-50958

Dear Mr. Spirgel:

Thank you for your letter of March 10, 2009 in connection with your review of the above captioned filings. This letter will respond to the questions raised in your letter.

Comment 1.

Response: We will file an amendment to our Annual Report on Form 10-K that will include the following language:

Item 9A.	Controls and Procedures

(a)	Evaluation of disclosure controls and procedures.

As of the end of the period covered by this report, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, and solely because of the Company’s failure to file management’s report as required by Item 308T of Regulation S-K, the Chief Executive Officer and Chief Financial Officer have concluded that, as of June 30, 2008, the Company’s disclosure controls and procedures were not effective in providing reasonable assurance that information required to be disclosed in reports that it files or submits under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Management has remedied this failure in the effectiveness of its disclosure controls and procedures by filing the required report of management in this amendment to its Annual Report on Form 10-K and by implementing additional controls and procedures designed to ensure that the disclosures provided by the Company comply with Exchange Act regulations. Such additional controls include further education of personnel and increased management oversight of accounting and reporting functions.

(b)	Report of management on internal control over financial reporting.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting includes maintaining records that accurately and fairly reflect the Company’s transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s financial statements; providing reasonable assurance that receipts and expenditures are made in accordance with company policy; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. To evaluate the effectiveness of the Company’s internal control over financial reporting, the Company’s management uses the Integrated Framework adopted by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Management performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2008 based upon the COSO Integrated Framework. Based upon our assessment, management determined that the Company’s internal control over financial reporting was not effective as of June 30, 2008, for the reason stated in (a) above.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

(c)	Changes in internal controls over financial reporting.

Other than the changes discussed in (a) above, there have not been any changes in our internal control over financial reporting during the quarter ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(d)	Inherent Limitations on Effectiveness of Controls.

The Company’s management, including our Chief Executive Officer and Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are effective at a reasonable assurance level. However, the Company’s management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

The undersigned acknowledges that:

•	the Company is responsible for the adequacy of the disclosures in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or require additional information, please contact me at your convenience.

Sincerely,

/s/ Mark Stubbs,
Mark Stubbs,
Chief Financial Officer – CallWave, Inc.